

11008086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

For transition period from______ to______

Commission File Number 001-33682

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Savings Bank
401(k) and Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Advantage Bancorp
(Exact Name of Registrant as Specified in Charter)

1430 Madison Street, Clarksville, TN	37040
(Address of Principal Executive Offices)	(Zip Code)

REQUIRED INFORMATION

Items 1 – 3. The First Federal Savings Bank 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1 – 3.

Item 4. The Plan's summary annual report is attached hereto.

SUMMARY ANNUAL REPORT

SUMMARY ANNUAL REPORT

First Federal Savings Bank 401(k) and Profit Sharing Plan

Plan Year: January 1, 2009 through December 31, 2009

Employer Identification Number: 62-0529262/Plan Number: 002

This is a summary of the annual report for the First Federal Savings Bank Employee Stock Ownership Plan. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund arrangement.

Plan expenses were $201,886. These expenses included $1,382 in administrative expenses and $200,504 in benefits paid to participants and beneficiaries. A total of 90 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets was $3,023,634 as of December 31, 2009 compared to $2,310,724 as of December 31, 2008. During the plan year, the plan experienced an increase in its net assets of $712,910. This increase includes unrealized appreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $914,796 including employer contributions of $134,218, employee contributions of $290,167, rollover contributions of $62,163 and net investment gains of $428,248.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

- financial information;
- assets held for investment;
- insurance information, including sales commissions paid by insurance carriers;
- fiduciary information, including transactions between the plan and parties-in-interest (that is, persons who have certain relationships with the plan);

To obtain a copy of the full annual report or any part thereof, write or call the office of First Federal Savings Bank who is the plan administrator, 1430 Madison Street, Clarksville, TN 37040, telephone number (931) 552-6176. The charge to cover copying costs will be $.20 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, First Federal Savings Bank, 1430 Madison Street, Clarksville, TN 37040, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SCHEDULE I (Form 5500)	Financial Information - Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).	2009
Department of Labor Employee Benefits Security Administration	▶ File as an attachment to Form 5500.	This Form is Open to Public Inspection
Pension Benefit Guaranty Corporation		

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan	B Three-digit plan number (PN) ▶	002
First Federal Savings Bank 401(k) & Profit Sharing Plan		
C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number (EIN)	
First Federal Savings Bank	62-0529262	

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	**Plan Assets and Liabilities:**		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	2,310,724	3,023,634
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	2,310,724	3,023,634
2	**Income, Expenses, and Transfers for this Plan Year:**		(a) Amount	(b) Total
a	Contributions received or receivable:			
	(1) Employers	2a(1)	134,218	
	(2) Participants	2a(2)	290,167	
	(3) Others (including rollovers)	2a(3)	62,163	
b	Noncash contributions	2b		
c	Other income	2c	428,248	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		914,796
e	Benefits paid (including direct rollovers)	2e	200,504	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Administrative service providers (salaries, fees, and commissions)	2h		
i	Other expenses	2i	1,382	
j	Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		201,886
k	Net income (loss) (subtract line 2j from line 2d)	2k		712,910
l	Transfers to (from) the plan (see instructions)	2l		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	
c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		1,467,065
e	Participant loans	3e	X		6,535

		Yes	No	Amount
3f Loans (other than to participants)	3f		X	
g Tangible personal property	3g		X	

Part II Compliance Questions

4 During the plan year:		Yes	No	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e Was the plan covered by a fidelity bond?	4e	X		1,000,000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l Has the plan failed to provide any benefit when due under the plan?	4l		X	
m If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount:**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6-27-11

First Federal Savings Bank
401(k) and Profit Savings Plan



Bonita H. Spiegl
Chief Financial Officer